BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(1)   Nature of Business

Boenning & Scattergood, Inc. ("the Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business.

The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings" or "the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the remaining provisions of that rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

(2)   Summary of Significant Accounting Policies

Cash Equivalents

Bank deposits and highly liquid short term investments such as money market funds are considered cash equivalents.

Receivables

Receivables from clearing broker, related parties, and customers and other are carried at their estimated collectible amounts. In determining an estimated allowance for uncollectible amounts, the receivables are periodically evaluated for collectability based on known and inherent risks, and current economic conditions.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Proprietary securities transactions are recorded on trade dates. Interest and dividend income is recorded when earned.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(2)   Summary of Significant Accounting Policies, Continued

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value, continued

The Company may sell a security it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures*.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance represents the Company's equity in whole life policies on certain officers and employees of the Company.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, less accumulated depreciation and depreciated over their estimated useful lives, ranging from two to seven years. Leasehold improvements are stated at cost less accumulated amortization. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets, which generally range from two to nine years.

Other Intangible Assets

During 2018 and 2020, the Company purchased a list of clients from retiring advisors, the fair value of which is originally represented at the associated cost. As of December 31, 2020, the Company owes the retiring advisors $280,450, which is recorded in notes payable. This asset is being amortized zero to six years or when certain net revenue targets from the client list have been achieved by the Company. When evaluating whether this asset is impaired, the Company reviews the fair value of the client list, as a whole, during the fourth quarter of each year and if events occur, between evaluations. Fair value has been determined as the estimated annual revenue earned by the Company from such client list.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(2) Summary of Significant Accounting Policies, Continued

Other Intangible Assets, continued

The carrying amount of intangible assets and cumulative impairment losses at December 31, 2020 are as follows:

Intangible assets	$ 580,000
Cumulative amortization expense	(281,933)
Cumulative impairment losses	(158,999)
Intangible assets, December 31	$ 139,068

Financed Premiums

During 2020, the Company entered into a financing agreement for its insurance premiums related to policies that expire in 2021. At December 31, 2020, $268,628 remains in deposits and other prepaid expenses and accrued expenses and other liabilities, related to the agreement.

Goodwill

The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.   When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill.   The fair value of the reporting unit is estimated using the market approach involving the evaluation of the market values of comparable publicly traded guideline companies and sales involving controlling interests in public or private guideline companies.

The carrying amount of goodwill, and cumulative impairment losses at December 31, 2020, are as follows:

Goodwill	$ 500,000
Cumulative impairment losses	(129,484)
Goodwill, December 31	$ 370,516

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(2) Summary of Significant Accounting Policies, Continued

Employee Advances

From time to time, the Company makes advances to employees. These advances are unsecured and may be forgiven by the Company, as long as the respective employee satisfies certain criteria, as specified in his or her advance agreement. At December 31, 2020, advances to employees were $336,330.

Notes Payable

During 2018 and 2020, certain retiring advisors sold their client lists to the Company. Under these Agreements, the Company is required to make the following payments:

Year Ending December 31,	Amount
2021	$ 242,950
2022	37,500

The Company does not pay any interest for these notes.

Income Taxes

The Company is a wholly-owned subsidiary of Holdings. During 2007, the stockholder elected that the Company be taxed as an S corporation under the applicable provisions of federal and state law. Holdings is also taxed as an S corporation. Accordingly, the stockholders of Holdings are individually liable for the taxes on their respective shares of the Company's and Holdings' income or loss.

FASB ASC 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files consolidated income tax returns with Holdings in the U.S. federal jurisdiction, and various other state jurisdictions. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the Internal Revenue Service ("IRS"), generally for three years after they were filed.

While not required to do so, the Company may make a distribution to Holdings for federal and state income taxes.

Continued…

Notes to Financial Statements
December 31, 2020

(2) Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recently Adopted Accounting Pronouncements

The FASB issued Update No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, in January 2017. The objective of this guidance is to simplify an entity's required test for impairment of goodwill. This guidance is effective for a public business entity that is an SEC filer for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company adopted the standard on January 1, 2020. The adoption of this standard did not have a material impact on the Company's financial position.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities," including non-public registered broker-dealers, with early adoption permitted.

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(2) Summary of Significant Accounting Policies, Continued

Recently Adopted Accounting Pronouncements, continued

The FASB ASC 326-20, Financial Instruments-Credit Losses requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. If applicable, the Company records the estimated of expected credit losses as an allowance for credit losses. The Company has assessed the impact the update has on its financial statements and has determined the update to have no material impact on the Company's accounting for estimated credit losses, if any, on its accounts receivable or any other financial statement line.

The Company is a party to financial instruments with off balance sheet risk. These financial instruments may include outstanding delayed delivery, underwriting and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management trading and financing activities. These contracts are valued at fair value, and unrealized gains and losses are reflected in the financial statements. The Company also engages in activities involving the execution of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis. These activities may expose the Company to credit risk including off-balance sheet and market risks in the event client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase the Company's risk.

The Company's receivables from related parties are from advances made for operations. These advances are noninterest bearing and there are no scheduled repayment terms. The Company estimates the allowance for credit losses by considering credit quality indicators and recoverability of an outstanding advance. The Company monitors its exposure to the credit quality of its related parties on a regular basis. An advance or any portion thereof, is written off when management deems it is probable that the Company will be unable to collect the advances. Also see Note 9 (Related Party Transactions).

Continued…

(2) Summary of Significant Accounting Policies, Continued

Recently Adopted Accounting Pronouncements, continued

The Company's receivables from customers, other broker-dealers and the Company's clearing organization include amounts receivable from unsettled trades, including amounts related to option contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivable and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company monitors its exposure to the credit quality of its counterparties on a regular basis. Also see Notes 5 and 10 (Receivable from and Payable to Clearing Broker) and (Trading Activities and Related Risk).

The Company grants loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 6 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and recoverability of an outstanding loan balance from employees that left the Company. A loan is place on non-accrual status when, based on current information, it is probable that the Company will be unable to collect schedules payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Loans with principal or interest payments that are more than 30 days past due may be placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible. Also see Note 2 (Employee Advances).

(3)   Fair Value Measurements

FASB ASC 820 defines fair value and provides a framework for measuring and disclosing fair value in accordance with accounting principles generally accepted in the United States of America.

Various inputs may be used to determine the value of the Company's financial assets and liabilities. These inputs are summarized in three broad levels listed below. The input levels or methodologies used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with those financial assets and liabilities.

  Level 1:   Quoted prices in active markets for identical financial assets and liabilities

  Level 2:   Observable inputs other than level 1 quoted prices

  Level 3:   Unobservable inputs

Observable inputs are inputs that other market participants may use in pricing a financial asset or liability. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others. The determination of what constitutes observable inputs requires judgment by management of the Company.

In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an asset or liability at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an asset or liability, and would be based upon available information.

For the year ended December 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

US Treasury Bills

The fair value of US Treasury Bills is estimated using recent data obtained from news wire services.

Common and Preferred Stock

The Company's investment in common and preferred stock is generally valued using quoted market prices for identical securities.

Government & Municipal Obligations

The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(3)   Fair Value Measurements, Continued

Corporate Debt Obligations

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used are for approximately the same maturity and credit quality as the bonds. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and bond spreads.

The table below presents the balances of assets and liabilities measured at the fair value on a recurring basis at December 31, 2020:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
US Treasury Bills	5,999,940			5,999,940
Common & Preferred stock	$ 1,196,812	$ -	$ -	$ 1,196,812
Government & Municipal obligations		285,030		285,030
Corporate bonds	-	28	-	28
Total securities owned	$ 7,196,752	$ 285,058	$ -	$ 7,481,810
Securities sold, not yet purchased				
Common stock	$ 8	$ -	$ -	$ 8
Total securities sold, not yet purchased	$ 8	$ -	$ -	$ 8

(4)   Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are summarized as follows at December 31, 2020:

Furniture and equipment	$ 813,365
Leasehold improvements	144,131
Accumulated depreciation and amortization	(503,339)
	$ 454,157

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(5)   Receivable from and Payable to Clearing Broker

FASB ASC 210, *Balance Sheet*, provides that a right of set-off exists when certain conditions are met.   Management has determined that right of set-off exists for certain amounts receivable from and payable to the clearing broker, and has presented these amounts net in the accompanying statement of financial condition.   Receivable from and payable to clearing broker, at December 31, 2020, consist of the following:

	Receivable (Payable)
Commissions receivable from clearing broker	$ 669,630
Incentive from clearing broker	210,410
Fees payable to clearing broker	(266,222)
Receivable from clearing broker	$ 613,818
Margin deposit at clearing broker	$ 742,000
Margin loan	(1,446,497)
Receivable for income earned	714,274
Receivable from clearing broker	$ 9,777

The Company clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis.   The commission receivable and fees payable to the clearing broker relate to the aforementioned transactions and are collateralized by all cash and securities that the Company maintains with the clearing broker.   The Company also maintains a clearing deposit of $100,000 with the clearing broker.

The Company carries its securities owned and securities sold, not yet purchased with the clearing broker.   The clearing broker finances the Company's inventory under normal margin terms.   The margin requirement at December 31, 2020 was approximately $109,000 and is included in the margin deposit held at clearing broker above.   The Company pays interest on the margin loan at the clearing broker's call rate (2.0% at December 31, 2020).   The Company also receives interest on the cash held at the clearing broker's call rate.

(6)   401(k) Savings and Profit-Sharing Plan

The Company sponsors a 401(k) savings and profit sharing plan covering all employees who have attained specified age and length of service requirements.   Employees of the Company may elect to make contributions pursuant to a salary reduction agreement.   Profit sharing and/or 401(k) matching contributions may be made to the plan at the discretion of the management of the Company.

(7)   Net Capital and Reserve Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2020, the Company had regulatory net capital of $5,493,353, which was $4,889,853 in excess of its required net capital of $603,500. The Company's aggregate indebtedness was $3,364,603; the ratio of aggregate indebtedness to net capital was less than 0.61 to 1.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

(8)   Commitments and Contingent Liabilities

Leases

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms greater than or equal to one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, utilities and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(8)   Commitments and Contingent Liabilities, Continued

Leases, continued

Other information related to leases as of December 31, 2020 was as follows:

> Weighted average remaining lease term:
>   Operating leases   2.3 years
>
> Weighted average discount rate:
>   Operating leases   5.0%

The Company uses an incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the weighted average discount rate of the Company's short and long term borrowing costs.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

Year Ending December 31,	Amount
2021	$ 1,403,775
2022	624,035
2023	184,885
2024	181,308
2025	105,161
2026	102,277
2027	8,537
Total undiscounted lease payments	$ 2,609,978
Less imputed interest	(349,008)
Total lease liabilities	$ 2,260,970

The Company leases certain office space from its parent. See Note 9 (Related Party Transactions). The future maturity of that lease is included above.

Continued…

(8)   Commitments and Contingent Liabilities, Continued

Other Commitments

The Company has obligations for the use of computer software which are greater than or equal to one year.   The maturity of these obligations as of December 31, 2020 are as follows:

Year Ending December 31,	Amount
2021	$ 1,004,014
2022	501,726

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. At times the Company is required to make a good faith deposit on an underwriting. At December 31, 2020, there were no outstanding good faith deposits.

Agreement with Clearing Broker

The Company has an agreement with the clearing broker to carry the proprietary accounts of the Company, the cash, securities and margin accounts of the customers of the Company and to clear securities transactions on a fully disclosed basis for such accounts. The Company entered into an amended agreement with the clearing broker on March 1, 2015 that expires in February 2022. The Company received $1,000,000 as part of entering into the amended agreement, which is being amortized over the term of the agreement. The unamortized balance at December 31, 2020 is $166,667 and is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition. In addition, the Company could receive up to a $250,000 annual incentive, if certain criteria of the agreement are met. At December 31, 2020, the Company accrued $208,334 for this incentive. The agreement also includes an early termination fee ranging from $500,000, should the agreement be terminated in 2021, to $250,000, should the agreement be terminated in 2022.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(8)   Commitments and Contingent Liabilities, Continued

Litigation and Regulation

From time to time, the Company is involved in legal proceedings in the ordinary course of business. Management believes that the resolution of any remaining legal proceedings will not have a material adverse effect on the financial condition or the results of operations of the Company.

The Company is also subject to regulatory examinations.

Indemnifications

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as an agent or, providing services to, the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for these indemnifications.

(9)   Related Party Transactions

The Company leases office space from Holdings and a related party under operating lease agreements that are to expire on May 31, 2022, December 31, 2024, and January 31, 2027. The lease payments totaled $1,055,918 for the year ended December 31, 2020.

The Company has advanced funds to its Parent for operations. These advances are noninterest bearing and there are no scheduled repayment terms. Total receivable from Parent as of December 31, 2020 was $980,961. Receivables from other related parties totaled $38,966 at December 31, 2020.

(10) Trading Activities and Related Risks

In the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in fair value ("market risk") or failure of the other party to the transaction to perform ("credit risk").

Market risk is the potential change in fair value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the fair values reflected in the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring its risk limits on a regular basis.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(10) Trading Activities and Related Risks, Continued

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, receivable balances, and cash surrender value of life insurance. The Company principally utilizes banks and a money market fund to maintain its operating cash accounts and temporary cash investments. At certain times, bank balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Uninsured cash balances were approximately $277,000 at December 31, 2020. The Company purchases life insurance with cash surrender value from multiple insurance companies. At December 31, 2020, the total cash surrender value of life insurance policies with the companies was approximately $377,000, $146,000 and $98,000, respectively. Amounts receivable from the Parent are unsecured.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

(11) COVID-19 and Payroll Protection Program

In December 2019, a novel strain of coronavirus (COVID-19) surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a global pandemic on March 11, 2020. The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. This impact could affect the Company's business and results of operations. The Company has taken precautions to protect the safety and well-being of its employees and customers. The Company is continuously monitoring circumstances surrounding COVID-19, as well as economic and market conditions, to determine potential effects on our clients, employees, and operations.

As a result of this economic uncertainty created by this pandemic, the Company applied for, on April 23, 2020 and received, on May 4, 2020, a Paycheck Protection Program (PPP) loan through the United States Small Business Administration (SBA) in the principal amount of $2,907,300. The PPP loan has a stated interest rate of 1%, and no payments of principal or interest are required until the end of a statutorily provided deferral period, which occurs when the SBA concludes on the amount of the loan that will be forgiven. The contractual maturity date of the loan is April 23, 2022.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statements
December 31, 2020

(11) COVID-19 and Payroll Protection Program, Continued

Under the terms of the Paycheck Protection Program, a PPP loan provides for conditional forgiveness should the Company utilize the loan proceeds for admissible expenses, including qualifying payroll costs and rent payments, and maintain certain employment and compensation levels for a specific period of time. As of the fiscal year ended December 31, 2020, the Company has used all PPP loan proceeds for admissible expenses and applied for full forgiveness of the loan balance and accrued interest through the Company's lender. The Company believes it is reasonably assured that the PPP loan will be forgiven, though ultimate forgiveness is conditioned upon regulatory review of the Company's forgiveness application, including management's good faith assessments contained therein. If, despite the Company's good-faith belief that the Company satisfied all eligibility requirements for the PPP loan and its conditional forgiveness, the Company is later determined to have violated the provisions of the Paycheck Protection Program, the Company may be required to repay the PPP loan in its entirety and/or be subject to additional penalties.

The Company accounted for its PPP loan as an in-substance grant in accordance with International Accounting Standard (IAS 20), *Accounting for Government Grants and Disclosure of Government Assistance*. Under IAS 20, the PPP Loan proceeds are initially recorded as a deferred grant income liability and subsequently recognized on a systematic basis as other income in proportion to those expenses incurred and when forgiveness of the loan is reasonably assured. Cash inflows and outflows from the PPP loan are classified as operating cash flows.

The ultimate financial impact is of COVID-19 is unknown at this time. However, if the potential negative implications are sustained it may adversely impact several industries within our geographic footprint and impair the ability of the Company's customers to fulfill their contractual obligations to the Company. This could cause the Company to experience a material, adverse effect on our business operations, asset valuations, financial condition, and results of operations. As of the date of these financial statements, the Company's operating results were not materially adversely impacted.